TRANSGLOBE ENERGY CORPORATION ANNOUNCES
2013 YEAR-END RESERVES, OPERATIONS UPDATE
AND CONFERENCE CALL

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, January 28, 2014 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) today announces its 2013 year-end reserves and operations update before the opening of stock markets. All dollar values are expressed in United States dollars unless otherwise stated. A conference call and webcast to discuss reserves will be held the same day:

Time:	7:30 a.m. Mountain Time (9:30 a.m. Eastern Time)
Dial-in:	(416) 340-2216 or toll-free at 1-866-226-1792
Webcast:	http://www.gowebcasting.com/5197

RESERVES

The Company’s 2013 and 2012 year-end reserves were prepared by the independent reserves evaluation firm of DeGolyer and MacNaughton Canada Limited (“DeGolyer”), in accordance with National Instrument 51-101.

The following is a summary of DeGolyer’s evaluation for the year ended December 31, 2013 with comparatives to the year ended December 31, 2012. The recovery and reserve estimates of crude oil, natural gas liquids (“NGLs”) and natural gas reserves provided in this news release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than, or less than, the estimates provided herein. All reserves presented are based on DeGolyer’s forecast pricing, effective December 31, 2013 and December 31, 2012, respectively.

Year-End Reserves Summary*
(Working Interest, before Royalties)

Oil Reserves	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Increase	Increase
	2013	2013	2012	2012	(Decrease)	(Decrease)
	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(%)	(%)
	Gross	Net**	Gross	Net**	Gross	Net**
Proved (“1P”)
Egypt	28.8	14.6	29.8	14.0	(3%)	5%
Yemen	2.8	1.5	3.0	1.6	(6%)	(7%)
Total 1P	31.6	16.2	32.8	15.6	(3%)	3%

Proved Plus
Probable (“2P”)
Egypt	40.8	20.1	43.9	19.9	(7%)	1%
Yemen	4.5	2.4	4.9	2.6	(8%)	(7%)
Total 2P	45.3	22.5	48.7	22.5	(7%)	0%

Proved
Plus Probable
Plus Possible (“3P”)
Egypt	49.7	24.0	56.5	24.7	(12%)	(3%)
Yemen	5.6	3.1	5.9	3.2	(5%)	(4%)
Total 3P	55.3	27.1	62.4	27.9	(11%)	(3%)

*	Numbers may not add exactly due to rounding
**	Net reserves are after royalties before tax

Definitions of Reserves Categories:

*	Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
*	Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
*	Possible reserves have a less likely chance of being recovered than probable reserves. This term is often used for reserves which are claimed to have at least a 10 percent certainty of being produced.

2013 Reserve Changes

In 2013, the Company’s activities focused primarily on the continued development of its operated West Gharib and West Bakr (acquired at the end of 2011) concessions in the Arab Republic of Egypt (“Egypt”).

In Egypt, the Company’s 1P reserves fell 3 percent from 2012, representing a production replacement of 85 percent. On a 2P basis, the year-over-year decrease was 7 percent, equal to a production replacement of 53 percent, while on a 3P basis, the year-over-year decrease was 12 percent, equal to a production replacement of minus 4 percent.

At West Gharib, year-end 2012 undeveloped reserve bookings were brought on production throughout 2013 which generally extended producing pools to the boundaries of the West Gharib lands. As a result, there were minimal new reserve additions to replace the 4.6 million barrels produced from West Gharib during 2013.

At West Bakr, significant reserve additions were achieved in the K and H fields due to detailed reservoir simulation, development drilling and production optimization. Overall, 2P reserves at West Bakr increased 22% on a year over year basis which represented a 268% replacement of the 1.8 million barrels produced from West Bakr during 2013.

East Ghazalat reserves were down year over year due to the 2013 appraisal drilling results and the corresponding decrease in the number of undeveloped drilling locations.

In the Republic of Yemen (“Yemen”), reserves were reduced primarily due to production and reduced field activity associated with labor unrest in the country.

Estimated Future Net Revenues

All evaluations and reviews of future net cash flows are stated prior to any provision for interest costs or general and administrative costs, and after the deduction of estimated future capital expenditures for wells, to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company’s properties. There is no assurance that such price and cost assumptions will be attained, and variances could be material. The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.

The estimated future net revenues for years ended 2013 and 2012 presented below in millions of U.S. dollars (“$MM”), are calculated using DeGolyer’s price forecast at December 31, 2013 and December 31, 2012, respectively, and constant pricing using the Securities and Exchange Commissions’ (“SEC”) average price (the 12-month average price using the first day of the month prices during 2013 and 2012, respectively). In the constant price cases, the prices were held constant for the life of the reserves.

Forecast Pricing

Present Value of Future Net Revenues, After Tax ($MM)*
Independent Evaluator’s Price Forecast

Present Value	December 31, 2013 Discounted at					December 31, 2012 Discounted at
By Area	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Egypt	$606	$515	$449	$400	$361	$718	$596	$513	$453	$408
Yemen	$56	$51	$46	$42	$39	$64	$56	$50	$45	$41
Total 1P	$663	$566	$495	$442	$400	$782	$653	$563	$498	$449
Proved plus Probable
Egypt	$789	$648	$549	$478	$424	$960	$768	$642	$553	$489
Yemen	$87	$75	$65	$58	$52	$100	$83	$71	$61	$54
Total 2P	$876	$722	$615	$536	$476	$1,060	$851	$712	$615	$543
Proved plus Probable plus Possible
Egypt	$939	$752	$626	$537	$471	$1,171	$933	$775	$664	$581
Yemen	$113	$92	$78	$67	$59	$126	$102	$84	$72	$63
Total 3P	$1,052	$844	$704	$605	$531	$1,297	$1,035	$860	$736	$644

* Numbers may not add exactly due to rounding

The following table summarizes DeGolyer’s reference price forecast used to estimate future net revenues:

DeGolyer Forecast Pricing ($/Bbl)
Brent Forecast Pricing ($/Bbl)	2014	2015	2016	2017	2018
Year-end 2013	$106.00	$101.80	$101.64	$101.51	$101.42
Year-end 2012	$108.35	$105.72	$107.88	$106.62	$107.10

Constant Pricing

Present Value of Future Net Revenues, After Tax ($MM)*
Constant Pricing

Present Value	December 31, 2013 Discounted at					December 31, 2012 Discounted at
By Area	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Egypt	$640	$543	$474	$421	$380	$731	$610	$526	$465	$419
Yemen	$61	$54	$49	$44	$41	$66	$58	$52	$47	$43
Total 1P	$701	$597	$522	$465	$421	$797	$668	$578	$511	$461
Proved plus Probable
Egypt	$825	$680	$578	$503	$446	$970	$782	$656	$568	$502
Yemen	$95	$80	$69	$61	$55	$104	$86	$73	$63	$56
Total 2P	$920	$760	$647	$564	$501	$1,074	$867	$729	$631	$557
Proved plus Probable plus Possible
Egypt	$978	$787	$658	$566	$497	$1,186	$951	$793	$681	$597
Yemen	$122	$99	$84	$72	$64	$133	$107	$88	$75	$66
Total 3P	$1,100	$887	$742	$638	$560	$1,319	$1,058	$881	$756	$663

* *Numbers may not add exactly due to rounding

The Constant Pricing used to estimate future net revenues is as follows, with Egypt prices based on prices received for West Gharib, West Bakr and East Ghazalat production and Yemen prices based on prices received for production from Blocks 32 and S-1.

Pursuant to the SEC pronouncement in 2009, the Constant Price cases are based on the average of the reference price received on the first of each month during the year adjusted for respective differentials at year-end.

Constant Pricing ($/Bbl)	2013	2012
Egypt	$93.17	$102.60
Yemen	$106.07	$108.41

PRODUCTION UPDATE

The following table summarizes Company production for October, November, December of 2013 and January month to date (“MTD”) in 2014, in addition to the estimated production average for the year 2013. Production numbers will differ from sales numbers primarily due to the timing of lifting’s in Yemen.

Concession	2013 Monthly Production (Bopd)			Full Year 2013 Average	January 2014 Month-to- Date
	October	November	December
West Gharib	11,998	11,892	12,023	12,511	11,700
West Bakr	5,992	5,509	5,207	5,065	5,900
East Ghazalat	216	367	419	316	380
Egypt Totals	18,206	17,768	17,649	17,893	17,980
Block S-1	0	959	276	102	770
Block 32	303	294	230	308	250
Yemen Totals	303	1,253	506	410	1,020
TransGlobe Totals	18,509	19,021	18,155	18,303	19,000

West Gharib production has been in the 12,000 Bopd range for the past 4 months. Well stimulations and completions have been ongoing however production increases have been offset by natural declines and well servicing. An additional 6 wells are scheduled for completions and/or stimulations during the first quarter.

West Bakr production declined from 6,000 Bopd in October, to 5,500 Bopd in November and 5,200 Bopd in December due to a number of pump changes and workovers along with service rig mechanical issues that hampered well servicing efficiency. An additional service rig was contracted on a short-term basis in order to alleviate the servicing back-log in November/December and boost overall production. January production has increased to average 5,900 Bopd MTD primarily due to new wells and an active workover program in December.

Yemen Block S1 production was restarted in November following extensive labor negotiations throughout 2013. Subsequently Block S1 was shut in for a portion of December and January due to disruptions on the export pipeline which has been repaired. Block 32 production has also been impacted by local tribal issues and sporadic disruptions on the Masila export pipeline to the Indian Ocean during December and January.

OPERATIONS UPDATE (ARAB REPUBLIC OF EGYPT)

Subsequent to the Mid Q4 update (December 9, 2013) the Company has drilled five wells resulting in three oil wells, one water injector and one dry hole.

At West Gharib (100% working interest) the Company drilled a Lower Nukhul oil well at Arta (waiting completion) and a water injector at Hana to optimize the Hana water flood. The rig is currently drilling a Lower Nukhul development well at Arta and is scheduled to drill up to nine wells in West Gharib during Q1 and Q2 of 2014 prior to moving to the new North West Gharib (“NWG”) concession for the remainder of 2014.

At West Bakr (100% working interest), the Company drilled oil wells in H and K fields. The H field well encountered two oil zones and was completed and is currently producing approximately 300 Bopd from the lower-most zone. The K field well encountered oil in three zones (Asl A, B & E) and is scheduled for completion in the Asl E formation. The drilling rig is currently drilling in K field and is scheduled to continue working in West Bakr with 17 wells planned for 2014.

At South Alamein (100% working interest), the Company drilled and abandoned the West Manar exploration well. West Manar was drilled to a total depth of 7,300 feet and cost approximately $1.9 million to drill and abandon, and the rig was subsequently released. This concession remains a high-potential exploration area for the Company however future exploration drilling is dependent on receiving the necessary military approvals to access the broader Boraq area of the concession.

At East Ghazalat (50% working interest, non-operated) drilling commenced on a shallow (planned 4,400 feet) exploration well at East Ghazalat #3. East Ghazalat #3 is located approximately 3 kilometers east of the Safwa development lease and is targeting a new play, a Cretaceous reef feature. Should this well be successful, it will significantly de-risk this play and which could result in additional drilling. A total of 14 drilling targets have been identified on the existing 3D seismic data, which DeGolyer independently evaluated as of December 31, 2012 and estimated the prospective resources in this play type to contain 6 million barrels (gross unrisked) on a P-mean basis. Following East Ghazalat #3, the drilling rig is scheduled to drill two development wells in the Safwa field.

New Exploration Blocks, Eastern & Western Desert (100% working interest):

The Company has prepared and submitted an initial 18 wells for the necessary approvals on the North West Gharib (“NWG”) block in the Eastern Desert. The Company has identified 79 drilling locations based on existing 3D seismic and geological modeling of the area. The Company is targeting the second quarter of 2014 to commence exploration drilling at NWG. Based on current mapping the Company has internally estimated a prospective resource of 71 million barrels on an un-risked deterministic basis for the entire NWG block. The 2014 drilling program will target up to 58 million barrels of the total 71 million barrels of prospective resource identified to date.

Based on surface and remote-sensing mapping, the same structural configuration that created the pools found in the West Gharib concession is likely present in the NWG, SW Gharib (“SWG”) and SE Gharib (“SEG”) blocks. The historical field size distribution data indicates that the average field size in the broader onshore Gulf of Suez (Eastern Desert) area is roughly 20 million barrels per field of recoverable resource. The Company has identified an additional 15 areas of interest (“leads”) in the NWG block, 4 leads on the SWG block and 2 leads on the SEG block that will be followed up and further refined by field mapping and the high-resolution seismic acquisition program.

In the Western Desert, the South Ghazalat concession will be covered by an 800 km2 seismic acquisition program during the initial evaluation. This large block is situated on the western margin of the prolific Abu Gharadig Basin, immediately west of the non-operated East Ghazalat block, where a Jurassic gas-condensate discovery was made and announced late in 2013.

The total seismic program will consist of approximately 1,800 square kilometers of 3D seismic and 300 kilometers of 2D seismic. Subject to approvals and crew availability, the Company’s target is to commence acquisition in the Eastern Desert during Q2 of 2014. It is expected the full program, providing broad coverage of the new concessions, will be completed in early 2015.

New EGPC Bid Round: EGPC has recently announced a new bid round which offers 15 blocks across Egypt. The company plans to evaluate the offered blocks. As a result, the Company may bid on several new exploration blocks that would augment the recently acquired ~800,000 acres of exploration acreage.

BUSINESS ENVIRONMENT

The Company collected $275.2 million from EGPC in 2013, which includes collections of $127.4 million during the fourth quarter which consisted of a full and partial cargo lifting, offsets (including the signature bonuses on new concessions) and cash payments. At year-end 2013, the total receivable had been reduced to approximately $148 million (net of excess cost oil of ~17 million) which represents a 25% reduction in total receivables year over year. In addition the average aging of the receivables has reduced to the 6-7 month range from the 8-10 month range year over year.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe's Convertible Debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.

This news release may include certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. Statements relating to "resources" are forward-looking statements as they involve the implied assessment, based on estimates and assumptions that the resources described exist in the quantities predicted or estimated. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe's forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company's management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe's expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe's oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, upon completion of the primary term of any current exploration and/or production license, TransGlobe would secure an extension or additional license for any accumulation or discovered prospect; that TransGlobe intends to proceed with development and operation of any commercially viable discovered prospect, and other factors beyond the Company's control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe's public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Steve Langmaid
Telephone: 403.444.4787
Email: investor.relations@trans-globe.com
Web site: http://www.trans-globe.com